EXHIBIT I
July 18, 2008
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AIG Retirement Company I File Numbers 2-83631 and 811-3738
Dear Sir or Madam:
As counsel to AIG Retirement Company I (the “Registrant”), it is my opinion that the securities being registered by this Post-Effective Amendment No. 54 will be legally issued, fully paid and non-assessable when sold. My opinion is based on an examination of documents related to the Registrant, including its Articles of Incorporation, its By-laws, other records, documents, papers, statutes, and authorities as deemed necessary to form the basis of this opinion. Therefore, I consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Registrant’s Registration Statement.
Sincerely,

/s/ Nori Gabert Nori L. Gabert
Vice President and Secretary